Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

For IFC (In Washington)

Elena Gex Renjel

egex@ifc.org

202-250-1015

For Aspiration

Sehrish Sayani and Sofia Doss

ssayani@aspiration.com

sdoss@aspiration.com

For Cultivo

Edward Hopkins

ed.hopkins@darkgreenpr.com

For Chia Network

Parveen Singh

Chia@FTIConsulting.com

Carbon Opportunities Fund Launches First-of-its-Kind Investment Platform to Issue Tokenized Carbon Credits

Washington, DC, August, 17, 2022 – The International Finance Corporation, Cultivo, Aspiration, and Chia Network, today announced the launch of the Carbon Opportunities Fund (the Fund), a global investment platform that will raise private capital for an innovative model to source, tokenize and sell high-quality, verified carbon credits.

The Fund will seek to catalyse investments in the voluntary carbon markets and broaden access to finance for nature-based projects certified by leading international standards bodies. This new model for the carbon trading ecosystem will deploy innovative technologies to help identify, monitor, evaluate and natively tokenize verified carbon credits.

“This new partnership will foster the standardization of carbon credits generated in emerging markets and help mitigate climate change,” said Paulo de Bolle, Global Director, Financial Institutions Group, IFC. “Nature-based solutions can deliver up to 40% of the carbon removal required to combat the climate crisis. This new framework that will use new blockchain technologies is an innovative way for capital markets to fully engage in carbon credit trading in a transparent, secure, fair, and beneficial manner.”

Cultivo and Aspiration, leading originators and investors in nature-based carbon credits, will lead the Fund’s strategy and execution. Cultivo’s data-driven technologies will identify nature-based projects that recurrently produce high-quality carbon credits. As one of the anchor investors, Aspiration will advise on the selection of carbon credits projects and Fund investments. As the Fund’s carbon credits are tokenized, they will be tracked by the World Bank’s Climate Warehouse, which was launched on Chia’s public blockchain, as the foundational architecture to build market trust by enhancing transparency and securing the integrity of global carbon trading.

Commenting on the launch of the platform, Dr Manuel Piñuela, Co-Founder and CEO of Cultivo, said, “We are proud to be partnering with the IFC, Chia Network and Aspiration to bring this new platform together. Cultivo’s proprietary technology and data-driven selection process enables us to select high-quality nature-based projects that meet the high benchmarks necessary for the tokens. The platform will also provide an important source of sustainable income for local communities in emerging markets to protect and regenerate vital ecosystems that are essential for the communities and our planet’s health.”

Andrei Cherny, Co-Founder and CEO of Aspiration, further noted, “Aspiration is excited to be the first anchor investor of this IFC platform to scale the voluntary carbon markets. We look forward to contributing the insight we have from the significant global investments we have made into carbon credits projects around the world to advise and guide this institutional-quality platform to accelerate near-term, scalable investments into nature-based solutions that can meet the growing demands of large corporate and government buyers.”

“This platform is a critical collaborative effort to address the Climate Crisis, one of the most consequential issues facing the world today. IFC is driving meaningful innovation in sustainable carbon finance, and we firmly stand in support,” said Gene Hoffman, Chia Network Chief Operating Officer. “The Chia technology demonstrates the value of blockchain infrastructure for real-world financial markets instruments, only made possible through a sustainable, secure, and compliant public blockchain network.”

Aspiration has entered into a merger agreement with InterPrivate III Financial Partners Inc. (NYSE: IPVF), a publicly-traded special purpose acquisition company, which, upon closing, will result in Aspiration becoming a listed company as a Public Benefit Corporation, building on Aspiration’s existing commitments to generate social and public good and operate in a responsible and sustainable manner.

About the International Finance Corporation (IFC)

IFC—a member of the World Bank Group—is the largest global development institution focused on the private sector in emerging markets. We work in more than 100 countries, using our capital, expertise, and influence to create markets and opportunities in developing countries. In fiscal year 2021, IFC committed a record $31.5 billion to private companies and financial institutions in developing countries, leveraging the power of the private sector to end extreme poverty and boost shared prosperity as economies grapple with the impacts of the COVID-19 pandemic.

For more information, visit http://www.ifc.org.

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About Aspiration

Aspiration is a certified B-Corp and leading sustainability-as-a-service platform that helps individuals, businesses, and governments scale and automate sustainable impact. Aspiration has earned the trust of its more than 7 million members by helping them spend, save, shop, and invest in both “Do Well” and “Do Good” and has partnered with dozens of private and public organizations to originate high-quality carbon credits that meet science-based carbon reduction commitments through investments in scalable, high-quality, nature-based solutions around the world. For more information, visit Aspiration.com or Aspiration.com/business.

About Cultivo

Cultivo is a climate-focused fintech company whose mission is to accelerate investment into nature at scale. Cultivo uniquely blends technology, investment, environmental science and boots-on-the-ground capabilities together under one roof to build and manage portfolios of premium natural capital. Cultivo provides institutional-grade products to financial institutions and corporations wanting to invest in natural capital, and partners with NGOs, landowners, project developers and experts to do so. Cultivo is a Public Benefit Corporation headquartered in the United States with operations in Mexico, UK and Europe. For more information, visit https://cultivo.land.

About Chia Network

Chia Network built a better blockchain to drive real-world use and application. Founded by Bram Cohen, inventor of BitTorrent, Chia provides a secure, sustainable and regulatory compliant blockchain setting the standard for the infrastructure of digital currency and inclusive access to global, decentralized finance. Through the innovative Proof of Space and Time consensus algorithm, Chia Network’s public, open source blockchain leverages hard drive space to create the first new Nakamoto Consensus since Bitcoin in 2009. For more information, visit: https://chia.net/.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022 which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.